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                              October 19, 2022

       Frank De Costanzo
       Chief Financial Officer
       Eagle Bulk Shipping Inc.
       300 First Stamford Place, 5th Floor
       Stamford, Connecticut 06902

                                                        Re: Eagle Bulk Shipping
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 14,
2022
                                                            File No: 001-33831

       Dear Frank De Costanzo:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Results of Operations for Years Ended December 31, 2021 and 2020, page
78

   1. We note your presentation of the non-GAAP measure net charter hire income. If this measure is intended to
be presented as a measure of gross profit, tell us how you
                                                        considered reconciling
this non-GAAP measure to the most directly comparable GAAP
                                                        measure, i.e., gross
margin that includes depreciation and amortization. See Item
                                                        10(e)(1)(i)(B) of
Regulation S-K.
   2. We note that you list multiple factors that contribute to changes in your results. For example, you disclose
several factors contributing to the increase in voyage expense.
                                                        Revise your disclosure
to quantify each material factor that contributes to a change in your revenues or expenses.
Refer to Item 303(b) of Regulation S-K.
 Frank De Costanzo
FirstName
Eagle BulkLastNameFrank
           Shipping Inc. De Costanzo
Comapany
October 19,NameEagle
            2022      Bulk Shipping Inc.
October
Page 2 19, 2022 Page 2
FirstName LastName
3. Please discuss and analyze material changes to your balance sheet, and discuss material events and uncertainties that may impact your future financial condition. Refer to Item
         303(a) of Regulation S-K.
Liquidity and Capital Resources, page 86

4. We note your risk factor disclosure on page 46 that beginning January 1, 2020, the company transitioned to consuming IMO compliant fuel on its vessels, fuel prices have increased during 2021 and are expected to continue to rise during 2022, and if the cost differential between the low sulfur fuel and high sulfur fuel stays at a lower than anticipated level, the Company may not realize the economic benefits or recover the cost of the scrubbers installed. Also, you state that the occurrence of any of the foregoing events may have a material adverse effect on your business, results of operations, cash flows, financial condition and ability to pay dividends. Expand your disclosure to discuss any known trends, demands commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way, and indicate the course of action you have taken or propose to take to remedy the known trends or uncertainties. Refer to Item 303(b)(1)(i) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robert
Babula, Staff Accountant, at (202) 551-3339 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation